UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period             to

Commission File Number: 001-34028

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Water Works Company, Inc. and its Designated Subsidiaries
2017 Nonqualified Employee Stock Purchase Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Water Works Company, Inc.
1 Water Street
Camden, NJ 08102-1658

Report of Independent Registered Public Accounting Firm
To the Benefit Administration Committee of
American Water Works Company, Inc.
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of American Water Works Company, Inc. and its Designated Subsidiaries 2017 Nonqualified Employee Stock Purchase Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net income and plan equity for years ended December 31, 2021, 2020, and 2019, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2021 and 2020, and the changes in net income and plan equity for years ended December 31, 2021, 2020, and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan's auditor since 2017.

/s/ Kreischer Miller
Horsham, Pennsylvania
March 25, 2022

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES
2017 NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Statements of Financial Condition
(Dollars in thousands)

	December 31, 2021	December 31, 2020
Assets
Participants' payroll deductions receivable	$1,211	$1,214
Plan Equity
Plan equity	$1,211	$1,214
The accompanying notes are an integral part of these financial statements.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES
2017 NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Net Income and Plan Equity
(Dollars in thousands)

	For the Years Ended December 31,
	2021	2020	2019
Plan equity, at the beginning of the year	$1,214	$718	$626
Participants' contributions	10,899	10,433	8,734
Distributions for stock purchases	(10,902)	(9,937)	(8,642)
Net (decrease) increase	(3)	496	92
Plan equity, at the end of the year	$1,211	$1,214	$718
The accompanying notes are an integral part of these financial statements.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES
2017 NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to the Financial Statements
Note 1: Description of Plan
General
The following description of the American Water Works Company, Inc. and its Designated Subsidiaries 2017 Nonqualified Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan was initially adopted by the Board of Directors (the “Board”) of American Water Works Company, Inc. (the “Company”) on February 15, 2017, was approved as such by the shareholders of the Company on May 12, 2017, and was initially effective as of August 5, 2017. The Board may, at any time and from time to time, amend the Plan, except that any amendment that is required to be approved by the shareholders shall be submitted to the shareholders of the Company for approval. The Plan shall continue in effect for ten years from the initial effective date unless terminated prior to that date pursuant to the provisions of the Plan or pursuant to action by the Board.
The purpose of the Plan is to provide eligible employees of the Company and its designated subsidiaries an opportunity to purchase an equity interest in the Company through the purchase of shares of the Company’s common stock. Participants may contribute portions of their compensation during a three-month purchase period and purchase common stock at the end thereof. Until February 5, 2019, participation in the Plan entitled each participant to purchase the Company’s common stock at 90% of the lesser of the fair market value of such common stock on the first business day of the applicable three-month purchase period or the last business day of the applicable three-month purchase period. On July 27, 2018, this provision was amended, effective February 5, 2019, to entitle each participant to purchase the Company’s common stock at 85% of the fair market value of such common stock on the purchase date, which is the last business day of the applicable purchase period. Common stock for the Plan is issued directly from the Company’s authorized but unissued shares. As of December 31, 2021, there were approximately 1.6 million shares of common stock that remain reserved for issuance under the Plan.
Eligibility
Full or part time employees of the Company and its designated subsidiaries receiving a paycheck or direct deposit are eligible to participate in the Plan, except for (i) temporary or leased employees, (ii) an employee of a non-U.S. subsidiary of the Company, (iii) any person who is determined by the Board to be an officer of American Water, as defined under Section 16 of the Securities Exchange Act of 1934 and rules promulgated thereunder, and (iv) an employee who owns stock possessing 5% or more of the total combined voting power or value of all classes of the Company’s stock. Each eligible employee as defined in the Plan may enroll as provided in the Plan with participation beginning on the first full three-month purchase period after the date he or she enrolls in the Plan. Three-month purchase periods begin on December 1, March 1, June 1 and September 1. Participation in the Plan is voluntary.
Participant Contributions
A Plan participant may contribute (i) from 1% to 10%, in 1% increments, or (ii) a fixed amount from $5 to $2,500 per pay period of their pre-tax eligible compensation, in each case subject to the maximum deduction amount of $25,000 per Plan year. Participants may not increase or decrease their withholding percentage or their fixed contribution amount during a purchase period. The Company holds contributions of participants during the purchase period, and then issues shares purchased by the participants based on the amount of the contributions received from them and at a purchase price of 85% of the fair market value of the Company’s common stock on the purchase date. No interest is paid or accrued on the participants’ payroll deductions. Participants’ payroll deductions receivable from the Company represents a receivable for participants’ contributions, which are subsequently collected and used to purchase shares on behalf of plan participants at the end of the three-month purchase period.
Withdrawals
A participant may cancel or suspend Plan enrollment at any time and either withdraw Plan payroll deductions that have not been used to purchase shares or maintain accumulated funds in his or her account for the purchase of shares at the end of the three-month purchase period. Upon termination or death, an employee is no longer considered a participant in the Plan.

Purchases
As soon as practicable following the end of a three-month purchase period, the shares purchased by each participant are deposited into a brokerage account established in the participant’s name. Shares issued under the Plan to a participant may not be sold, transferred, or assigned by the participant for a period of six months after the purchase date (except in the instance of death). For the years ended December 31, 2021, 2020, and 2019, the Company purchased 79,854, 86,349 and 87,913 shares of its common stock, respectively, under the Plan on behalf of participants.
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of plan equity and changes therein. Actual results could differ from those estimates.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company. Brokerage fees incurred for the sale by a participant of shares issued under the Plan are paid by the selling participant.
Distributions
Distributions are recorded when common stock has been issued to participants.
Note 3: Income Tax Status
The Plan is not intended to qualify as an “Employee Stock Purchase Plan,” as set forth in section 423 of the Internal Revenue Code of 1986, as amended. Participants are subject to any required tax withholding by the Company on the taxable compensation earned under the Plan. Taxable compensation is recognized as imputed income by participants equal to the difference between the aggregate discounted price paid by the participant and the aggregate market price of the shares on the date of the purchase.

EXHIBIT INDEX

Exhibit Number	Description
23.1*	Consent of Kreischer Miller, Independent Registered Public Accounting Firm
* Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Water Works Company, Inc. and its Designated
Subsidiaries 2017 Nonqualified Employee Stock Purchase Plan

Date:	March 25, 2022	By:	/s/ MELANIE M. KENNEDY
Melanie M. Kennedy
Executive Vice President, Chief Human Resources Officer of American Water Works Company, Inc.